

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2016

William T. Fejes, Jr.
Chief Executive Officer
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

> **Re:** **SL Industries, Inc.**
> **Schedule 14D-9/A filed on May 12, 2016**
> **File No. 005-34262**
>
> **Schedule 13E-3/A filed on May 12, 2016**
> **Filed by SL Industries, Inc. et al.**
> **File No. 005-34262**

Dear Mr. Fejes:

We have reviewed the above-captioned filings, and have the following comments. In some of our comments, we may ask to be provided with more information so that we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 14D-9.

Schedule 13E-3

1. We note your response to comment 1 and are unable to agree that Mr. Lichtenstein is not an affiliate and is not engaged in the Rule 13e-3 transaction. We note that Mr. Lichtenstein is a director of the Company and played an active role in the negotiation of the Rule 13e-3 transaction. Please revise the filing to add Mr. Lichtenstein as a filing person and provide the information requested in prior comment 2.

2. We are also unable to agree that DGT and Steel are not affiliates of the Company and believe that the general partner of Steel is also an affiliate of the Company, given Mr. Lichtenstein's status as director of the Company and Chairman and CEO of the general

partner of Steel, which owns 100% of DGT. Notwithstanding that Mr. Lichtenstein may not be deemed to have beneficial ownership of shares of the Company owned by Steel or DGT, his status as Chairman and CEO of the general partner of Steel meets the definition of Mr. Lichtenstein having control, as defined in Exchange Act Rule 12b-2, of Steel, its general partner and DGT. Specifically, Mr. Lichtenstein's role as CEO and Chairman suggests that he possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of Steel, its general partner and DGT. In light of Mr. Lichtenstein having such control, it would appear that Steel, its general partner and DGT are "affiliates" of the Company, as defined in Exchange Act Rule 13e-3(a)(1). Such definition includes a person, e.g. Steel, its general partner and DGT, that directly or indirectly through one or more intermediaries is under common control with the issuer.

Furthermore, we are unable to agree that Steel, its general partner and DGT are not engaged in the Rule 13e-3 transaction. We note that, as indicated by the last recital of the Tender Agreement, as a condition to the willingness of H&H, AcquisitionCo and Acquisition Sub to enter into and perform their obligations under the Merger Agreement, each of these parties required that DGT tender in the Offer all of the Company shares owned by DGT. In addition, we also note that SPH Group Holdings LLC, a wholly owned subsidiary of Steel, beneficially owns shares of H&H's common stock representing approximately 69.8% of H&H's outstanding shares of common stock and that the power to vote and dispose of the such securities is held by SPH Group Holdings LLC, Steel's general partner. In light of above, and given Mr. Lichtenstein's status as Chairman and CEO of an entity that beneficially owns almost 70% of the Purchaser Group (as defined in the Offer to Purchase) and that Mr. Lichtenstein was actively involved in negotiating the Rule 13e-3 transaction, we are unable to conclude that Steel, its general partner and DGT were not engaged in the Rule 13e-3 transaction.

Please revise the filing to add Steel, its general partner Steel Partners Holdings GP Inc. and DGT as filing persons and provide the information requested in prior comment 2.

3. We are also unable to agree that Mr. Kassan is not an affiliate of the Company, as defined by Exchange Act Rule 13e-3(a)(1), given his status as a director of the Company. However, based on the other representations made in the response, we have no further comment at this time.

4. Please update the information required by Item 1010(a)(2). In this regard, we note that you have not incorporated by reference the quarterly report on Form 10-Q for the period ended March 31, 2016.

Schedule 14D-9

5. We note your response to prior comment 8. Please revise the disclosure to include the substance of your response regarding why the Board was able to reach its fairness determination in the absence of the procedural safeguard described in Item 1014(c) of Regulation M-A.

You may contact Jennifer López, Attorney Advisor at (202) 551-3792 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

/s/ Jennifer López for

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Evan D. Stone, Esq.
        Gardere Wynne Sewell LLP